April 29, 2008	Matthew Gaarder-Wang 415-315-6302 415-315-4837 fax matthew.gaarder@ropesgray.com

BY EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. James O’Connor

Re:	Post-Effective Amendment No. 70 to Registration Statement on Form N-1A of RS Investment Trust filed on February 29, 2008 (File Nos. 333-16439 and 811-05159)

Dear Mr. O’Connor:

At your request, we are requesting selective review of the Registration Statement (the “Registration Statement”) of RS Investment Trust (the “Trust”) filed pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the Trust’s annual update. In addition to Part C and other ancillary materials, the Registration Statement includes (i) a prospectus for Class A, B, C and K shares of the Trust (the “Pending ABCK Prospectus”), (ii) a prospectus for Class Y shares of the Trust (the “Pending Y Prospectus”) and (iii) a statement of additional information for all share classes of the Trust (the “Pending SAI”).

Except as indicated in the attached marked draft (as described below), the information contained in the Pending ABCK Prospectus is substantially similar to disclosure in (i) the prospectus for Class A, B, C and K shares of the Trust, filed on April 23, 2007, pursuant to Rule 485(a) under the 1933 Act, (ii) the prospectus for Class A, C, K and Y shares of RS Equity Dividend Fund,1 filed on May 9, 2007, pursuant to Rule 485(a) under the 1933 Act (the “Equity Dividend Prospectus,” and, collectively with the prospectus described in clause (i), the “ABCK Prospectus”).

Except as indicated in the attached marked draft, the information contained in the Pending Y Prospectus is substantially similar to disclosure in the prospectus for Class Y shares of the Trust, filed on November 11, 2006, pursuant to Rule 485(a) under the 1933 Act and further updated and filed on April 27, 2007, pursuant to Rule 485(b)2 (collectively with the relevant portions of the Equity Dividend Prospectus, the “Class Y Prospectus”).

[1]	RS Equity Dividend Fund began operations on July 31, 2007.
[2]

The effectiveness of the prospectus relating to Class Y shares was delayed by filings made pursuant to Rule 485(b)(1)(iii) solely to designate a new effective date on December 22, 2006, January 12, 2007, January 29, 2007, February 28, 2007, and March 30, 2007.

April 29, 2008

Except as indicated in the attached marked draft, the information contained in the Pending SAI is substantially similar to disclosure in (i) the statement of additional information for Class A, B, C, and K shares of the Trust filed on April 23, 2007, pursuant to Rule 485(a) under the 1933 Act, (ii) the statement of additional information for Class A, C, K and Y shares of RS Equity Dividend Fund, filed on May 9, 2007, pursuant to Rule 485(a) under the 1933 Act and further updated and filed on July 23, 2007, pursuant to Rule 485(b) under the 1933 Act, and (iii) the statement of additional information for Class Y shares of the Trust, filed on November 11, 2006, pursuant to Rule 485(a) under the 1933 Act and further updated and filed on April 27, 2007, pursuant to Rule 485(b) (collectively, the “SAI”).

Accordingly, disclosure substantially similar to that set forth in each of the ABCK Prospectus, the Y Prospectus, and the SAI has been previously subject to the review of the staff of the Securities and Exchange Commission.

REQUEST FOR SELECTIVE REVIEW

In accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Trust requests selective review of the Registration Statement.

As you requested, I have attached the Pending ABCK Prospectus, the Pending Y Prospectus and the Pending SAI, each “marked” to show changes from the ABCK Prospectus, the Y Prospectus and the SAI, respectively, rather than identifying in this letter each of the changes contained in such Prospectuses and the SAI.

Please do not hesitate to call me at (415) 315-6302 if you have any questions or require additional information.

Very truly yours,

/s/ Matthew Gaarder-Wang
Matthew Gaarder-Wang